SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 26, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Third Quarter Results”, dated October 26, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th of October, 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Philips reports Q3 comparable sales growth of 2% to EUR 5.8 billion and an improvement in operational results to EUR 570 million

Amsterdam, October 26, 2015

Third-quarter highlights

•	Comparable sales up 2%, driven by North America, Asia Pacific and Central & Eastern Europe

•	Currency-comparable order intake up 2%, driven by 6% growth in North America

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 570 million, or 9.8% of sales, compared to 9.1% of sales in Q3 2014

•	EBITA totaled EUR 429 million, or 7.4% of sales, compared to a loss of EUR 62 million in Q3 2014

•	Net income amounted to EUR 324 million, compared to a net loss of EUR 103 million in Q3 2014

•	Free cash flow of EUR 58 million, compared to EUR 155 million in Q3 2014

•	Philips provides update on Lumileds transaction

•	Philips Lighting separation process on track

Frans van Houten, CEO:

“Philips delivered improved results for the third quarter of 2015, confirming that our operational performance continues to strengthen, despite deteriorating macro-economic conditions in a number of markets, most notably in China.

Healthcare comparable sales and order intake increased, driven by North America. Operational results also improved year-on-year, despite the impact of China and foreign exchange headwinds. Consumer Lifestyle again delivered a strong performance, with a significant product mix improvement driven by high growth in Health & Wellness and Personal Care. Lighting continued its trend of year-on-year performance improvement, driven by strong growth in our LED businesses, while we continue to actively manage the conventional lighting market decline.

For full-year 2015, we continue to expect modest comparable sales growth and an improvement of our operational performance.”

Accelerate! and Separation Update

“Our Accelerate! program continues to drive operational improvements across the organization. In Healthcare, for example, this resulted in reduced manufacturing cycle times and inventory in our Image-Guided Therapy facility in the Netherlands. In Consumer Lifestyle, we simplified the order fulfillment process in Spain, resulting in improved customer service. In Lighting, a new go-to-market model and customized offerings in Indonesia enhanced our business-to-government sales capabilities, resulting in street-lighting orders from five major cities.”

Overhead cost savings amounted to EUR 33 million in the third quarter. The Design for Excellence (DfX) program generated EUR 107 million of incremental procurement savings in the quarter. The End2End improvement program achieved EUR 63 million in productivity gains.

Philips is on schedule to complete the separation of the Lighting business in the first half of 2016. As previously stated, Philips is reviewing all strategic options for Philips Lighting, including an initial public offering and a private sale. The company now expects the related separation costs to come in at the lower end of EUR 200-300 million for 2015 and remain within that range in 2016.

Update on sale of majority stake in Lumileds to GO Scale Capital

In the course of seeking regulatory approvals regarding the sale of an 80.1% interest in Lumileds to a consortium led by GO Scale Capital, the Committee on Foreign Investment in the United States (CFIUS) has expressed certain unforeseen concerns. Philips and GO Scale Capital will continue to engage with CFIUS and will take all reasonable steps to address its concerns, but given these, the closing of the transaction is uncertain.

Q3 2015 Financial and Operational Overview

Healthcare

Healthcare comparable sales grew 3% year-on-year and currency-comparable order intake was up 2%. Excluding restructuring and acquisition-related charges and other items, the EBITA margin increased by 30 basis points to 12.3%, driven largely by cost productivity. This was partly offset by negative currency impact, higher investments for growth initiatives, and increases in Quality & Regulatory spend.

“We are encouraged by continued sales growth and the positive order intake across the majority of our markets. Our focus on delivering meaningful innovations that enhance patient care and improve efficiencies continues to pay off, for example with the introduction of HeartModel, an ultrasound tool with anatomical intelligence, designed to enhance diagnosis and planning in cardiology.

Consumer Lifestyle

Consumer Lifestyle comparable sales increased by 6% year-on-year, with double-digit growth at Health & Wellness and Personal Care. The EBITA margin, excluding restructuring and acquisition-related charges and other items, increased by 190 basis points to 12.5% year-on-year.

“We delivered significant EBITA gains in Consumer Lifestyle, as well as strong growth. This resulted in market share expansion across a number of product categories and geographies. For instance in Oral Healthcare, innovations including the Philips Sonicare DiamondClean Amethyst and Philips Sonicare AirFloss Ultra saw high-double-digit growth.”

Lighting

Lighting continued its operational improvement, with the EBITA margin, excluding restructuring and acquisition-related charges and other items, increasing by 40 basis points to 9.5% year-on-year. LED lighting comparable sales grew 24% and LED margins improved. LED sales now represent 44% of total Lighting sales, compared to 36% in Q3 2014. In line with industry trends, conventional lamps sales declined by 15%, resulting in an overall comparable sales decrease of 3% year-on-year.

“We are pleased with another quarter of strong performance from our LED business, which now represents close to half of Lighting sales. We continue to introduce LED innovations to customers. For example, Philips will outfit 32 Accenture offices with more than 140,000 LED-based products in India. The upgrade will enable significant energy savings and create a more pleasant work environment. Simultaneously, we will continue to proactively manage the conventional lighting market decline, allowing us to deliver improvements to Lighting EBITA margins.”

Innovation, Group & Services

Comparable sales increased by 15%, driven by IP Royalties and very strong growth in Philips’ emerging businesses such as Digital Pathology and Photonics. EBITA was a net cost of EUR 139 million, compared to a net cost of EUR 151 million in the third quarter of 2014.

“We are driving leadership positions in emerging business areas such as digital pathology. In Europe and Asia Pacific, leading health institutions such as Germany’s largest telemedicine platform and Singapore General Hospital digitize their pathology workflows with Philips’ IntelliSite Pathology Solutions to enhance disease diagnosis, underpinning our leadership in this field.”

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET on October 26, 2015 to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Philips Group

Net income

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Sales	5,194	5,836
EBITA	(62)	429
as a % of sales	(1.2)%	7.4%
EBIT	(139)	342
as a % of sales	(2.7)%	5.9%
Financial expenses, net	(80)	(100)
Income taxes	50	(8)
Results investments in associates	39	2
Net income (loss) from continuing operations	(130)	236
Discontinued operations	27	88
Net income (loss)	(103)	324

Net income (loss) attributable to shareholders per common share (in EUR) - diluted	(0.11)	0.34

Net income

•	Net income was EUR 324 million, compared to a loss of EUR 103 million in Q3 2014. The increase was mainly due to charges related to the Masimo provision in Q3 2014 and improved operational performance in Q3 2015.

•	EBITA amounted to EUR 429 million, or 7.4% of sales, compared to a loss of EUR 62 million in Q3 2014. Restructuring and acquisition-related charges amounted to EUR 51 million, largely relating to the acquisition of Volcano, compared to EUR 78 million in Q3 2014. EBITA also included charges of EUR 31 million related to a legal matter and EUR 59 million of charges relating to the separation of the Lighting business. EBITA in Q3 2014 included charges of EUR 366 million related to the provision for the Masimo litigation, EUR 49 million of mainly inventory write-downs related to the Cleveland facility, and EUR 43 million of provisions for various legal matters.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 570 million, or 9.8% of sales, compared to EUR 474 million, or 9.1% of sales, in Q3 2014. Currency effects had an impact on EBITA margin of -1.6 percentage points of sales.

•	Results from investments in associates amounted to EUR 2 million, compared to EUR 39 million in Q3 2014. The decrease was mainly due to a EUR 32 million fair-value gain related to Philips’ stake in Corindus Vascular Robotics in Q3 2014.

•	Net income from discontinued operations was EUR 61 million higher year-on-year, mainly due to higher results from Lumileds and Automotive in Q3 2015 and the European Commission‘s Smartcard fine in Q3 2014.

•	Income tax charges amounted to EUR 8 million, compared to a tax credit of EUR 50 million in Q3 2014, largely due to higher taxable earnings, partly offset by the release of tax provisions in Q3 2015.

Press Release Q3 2015	3

Sales by sector

in millions of EUR unless otherwise stated

	Q3	Q3	% change
	2014	2015	nominal	comparable

Healthcare	2,234	2,627	18%	3%
Consumer Lifestyle	1,114	1,246	12%	6%
Lighting	1,705	1,830	7%	(3)%
Innovation, Group & Services	141	133	(6)%	15%

Philips Group	5,194	5,836	12%	2%

Sales per geographic cluster

in millions of EUR unless otherwise stated

	Q3	Q3	% change
	2014	2015	nominal	comparable

Western Europe	1,326	1,435	8%	5%
North America	1,636	1,983	21%	1%
Other mature geographies	412	444	8%	3%

Total mature geographies	3,374	3,862	14%	3%
Growth geographies	1,820	1,974	8%	0%

Philips Group	5,194	5,836	12%	2%

Sales per sector

•	Group sales amounted to EUR 5,836 million, an increase of 2% on a comparable basis. Group nominal sales increased by 12%, mainly due to positive currency effects and portfolio changes.

•	Healthcare comparable sales grew 3% year-on-year. Imaging Systems, Healthcare Informatics, Solutions & Services and Customer Services recorded mid-single-digit growth, while Patient Care & Monitoring Solutions remained in line with Q3 2014.

•	Consumer Lifestyle comparable sales increased by 6%. Health & Wellness and Personal Care achieved double-digit growth, while Domestic Appliances recorded a low-single-digit decline.

•	Lighting comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions posted a low-single-digit decline. Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline.

Sales per geographic cluster

•	Comparable sales in growth geographies were in line with Q3 2014. Growth in Central & Eastern Europe and Asia Pacific was offset by a decline in China and the Middle East & Turkey.

•	Comparable sales in mature geographies increased 3% year-on-year. Western Europe achieved mid-single-digit growth, largely driven by the Benelux and Germany, Switzerland & Austria. Other mature geographies posted low-single-digit growth, with strong growth in Australia and New Zealand, partly offset by a low-single-digit decline in Japan. North America also recorded low-single-digit growth.

4	Press Release Q2 2015

EBITA

in millions of EUR unless otherwise stated

	Q3 2014		Q3 2015
	amount	%	amount	%
Healthcare	(151)	(6.8)%	253	9.6%
Consumer Lifestyle	114	10.2%	156	12.5%
Lighting	126	7.4%	159	8.7%
Innovation, Group & Services	(151)	—	(139)	—
Philips Group	(62)	(1.2)%	429	7.4%

EBITA excluding restructuring and acquisition-related

charges and other items

in millions of EUR unless otherwise stated

	Q3 2014		Q3 2015
	amount	%	amount	%
Healthcare	267	12.0%	324	12.3%
Consumer Lifestyle	118	10.6%	156	12.5%
Lighting	156	9.1%	174	9.5%
Innovation, Group & Services	(67)	—	(84)	—
Philips Group	474	9.1%	570	9.8%

EBIT

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Healthcare	(190)	209
Consumer Lifestyle	101	143
Lighting	105	132
Innovation, Group & Services	(155)	(142)

Philips Group	(139)	342
as a % of sales	(2.7)%	5.9%

Earnings per sector

•	Healthcare EBITA increased by EUR 404 million year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 324 million, or 12.3% of sales, compared to EUR 267 million, or 12.0% of sales, in Q3 2014. The increase was largely driven by cost productivity, partly offset by negative currency impacts, higher planned expenditure for growth initiatives, and increases in Quality & Regulatory spend, including at the Cleveland site.

•	Consumer Lifestyle EBITA increased by EUR 42 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA was EUR 156 million, or 12.5% of sales, compared to EUR 118 million, or 10.6% of sales, in Q3 2014. The improvement was mainly due to higher volumes, product mix and cost productivity.

•	Lighting EBITA increased by EUR 33 million year-on-year. EBITA, excluding restructuring and acquisition-related charges, was EUR 174 million, or 9.5% of sales, compared to EUR 156 million, or 9.1% of sales, in Q3 2014. The increase was mainly driven by improved cost productivity and gains on the sale of assets.

•	Innovation, Group & Services EBITA increased by EUR 12 million year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 84 million, compared to a net cost of EUR 67 million in Q3 2014. The net cost increase was mainly due to investments in emerging business areas and cyber security, partly offset by a release of environmental provisions.

Press Release Q3 2015	5

Cash balance

in millions of EUR

	Q3 2014	Q3 2015

Beginning cash balance	1,435	1,135
Free cash flow	155	58
Net cash flow from operating activities	325	281
Net capital expenditures	(170)	(223)
Acquisitions and divestments of businesses	(148)	(3)
Other cash flow from investing activities	96	8
Treasury shares transactions	(120)	(109)
Changes in debt	236	(7)
Dividend paid	(44)	(45)
Other cash flow items	74	(34)
Net cash flow discontinued operations	32	22

Ending cash balance	1,716	1,025

Cash flows from operating activities

in millions of EUR

Gross capital expenditures1)

in millions of EUR

1)	Capital expenditures on property, plant and equipment only

Cash balance

•	In Q3 2015 the cash balance decreased to EUR 1,025 million, with a free cash inflow of EUR 58 million. The cash balance was also impacted by the use of EUR 109 million in treasury shares transactions, primarily for the share buy-back program, and by EUR 45 million related to cash dividends.

•	In Q3 2014 the cash balance increased to EUR 1,716 million, with a free cash inflow of EUR 155 million, which included an outflow of EUR 45 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was also impacted by a EUR 148 million outflow, mainly related to the acquisition of a 51% interest in General Lighting Company (GLC) in Saudi Arabia, EUR 96 million mainly related to gains on the sale of financial assets, the use of EUR 120 million in treasury shares transactions, and EUR 236 million related to debt issuance.

•	As of September 30, 2015, Philips had completed 66% of the 3-year EUR 1.5 billion share buy-back program.

Cash flows from operating activities

•	Operating activities resulted in a cash flow of EUR 281 million, compared to EUR 325 million in Q3 2014. An increase in working capital was partly offset by higher earnings.

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 40 million above the level of Q3 2014, mainly due to higher investments in real estate refurbishments.

6	Press Release Q3 2015

Inventories

in millions of EUR unless otherwise stated

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Net debt and Group equity

in billions of EUR unless otherwise stated

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations had 8,812 employees in Q3 2015 (Q2 2015:8,689, Q3 2014: 8,489). The year-on-year increase was mainly due to the transfer of employees to the combined businesses of Lumileds and Automotive as it operates as a stand-alone company.
2)	Number of employees includes 13,338 third-party workers in Q3 2015 (Q2 2015:13,796 , Q3 2014:12,850 ).

Inventories

•	Inventory value at the end of Q3 2015 was EUR 4.0 billion as reported and amounted to 16.8% of sales.*

•	Compared to Q3 2014, inventories as a percentage of sales decreased by 0.3 percentage points. The decrease was mainly driven by reductions at Lighting and Consumer Lifestyle.

Net debt and Group equity

•	The net debt position remained in line with Q2 2015 at EUR 4.5 billion.

•	Group equity increased in the quarter to EUR 11.6 billion. The increase was largely a result of net gains realized during the period, partly offset by currency effects.

Employees

•	The number of employees decreased by 1,204 year-on-year. Reductions in headcount as a result of the industrial footprint rationalization at Lighting and Consumer Lifestyle were partly offset by the Volcano acquisition.

•	The number of employees decreased by 349 compared to Q2 2015. Industrial footprint rationalization at Lighting was partly offset by increases at Domestic Appliances and Imaging Systems.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Press Release Q3 2015	7

Healthcare

Key data

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Sales	2,234	2,627
Sales growth
% nominal	(1)%	18%
% comparable	1%	3%
EBITA	(151)	253
as a % of sales	(6.8)%	9.6%
EBIT	(190)	209
as a % of sales	(8.5)%	8.0%
Net operating capital (NOC)	7,261	9,044
Number of employees (FTEs)1)	37,340	39,777

1)	Number of employees includes 2,636 third-party workers in Q3 2015 (Q3 2014: 2,594).

Sales

in millions of EUR

EBITA

in millions of EUR unless otherwise stated

Business highlights

•	Philips expanded its portfolio of care solutions for the home with a new range of clinically proven sleep care solutions. The Dream Family is a fully integrated, patient-centric solution featuring a connected positive airway pressure therapy device, complementary mask line, and engagement tools to improve care for obstructive sleep apnea patients.

•	Leveraging its strength in interventional cardiology, Philips signed a multi-year technology agreement with the Catharina Hospital, the largest cardiovascular center in the Netherlands, comprising the equipment, software, upgrades and maintenance services for five interventional rooms and two hybrid operating rooms.

•	Philips has acquired Blue Jay Consulting, a leading provider of consulting services to hospital emergency departments in the US. Blue Jay’s offering complements Philips’ enterprise-wide consulting services to help improve clinical care and operational effectiveness across the health continuum.

•	Philips expanded the capabilities of its HealthSuite Digital Platform, a secure cloud infrastructure for health data and devices. The company strengthened the collaboration with Amazon Web Services to broaden the platform’s connectivity capabilities. In collaboration with Radboud University Medical Center and Salesforce, Philips developed a prototype app that runs on the platform to enhance diabetes care.

•	Embedding its deep clinical knowledge in software applications for improved diagnosis and planning in cardiology, Philips introduced HeartModel, an ultrasound tool with anatomical intelligence, for more reproducible ultrasound results and streamlined exam time and efficiencies.

Financial performance

•	Currency-comparable order intake showed low-single-digit growth year-on-year. Imaging Systems achieved mid-single-digit growth, and Patient Care & Monitoring Solutions posted low-single-digit growth. Healthcare Informatics, Solutions & Services recorded a double-digit decline.

•	Currency-comparable order intake in mature geographies showed mid-single-digit growth. Western Europe achieved high-single-digit growth and North America posted mid-single-digit growth, while other mature geographies were in line with Q3 2014. Growth geographies recorded a mid-single-digit decline, mainly due to a double-digit decline in China.

8	Press Release Q3 2015

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	Comparable sales grew 3% year-on-year. Imaging Systems, Healthcare Informatics, Solutions & Services and Customer Services recorded mid-single-digit growth, while Patient Care & Monitoring Solutions remained in line with Q3 2014.

•	Comparable sales in mature geographies showed mid-single-digit growth. Western Europe achieved double-digit growth, while North America and other mature geographies posted low-single-digit growth. Growth geographies recorded a low-single-digit decline.

•	EBITA amounted to EUR 253 million, or 9.6% of sales, compared to a loss of EUR 151 million in Q3 2014. EBITA in Q3 2015 included charges of EUR 31 million related to a legal matter, as well as restructuring and acquisition-related charges of EUR 40 million, largely relating to the Volcano acquisition. In Q3 2014, EBITA included charges of EUR 366 million related to the provision for the Masimo litigation and EUR 49 million of mainly inventory write-downs related to the Cleveland facility. Restructuring and acquisition-related charges in Q3 2014 amounted to EUR 3 million.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 324 million, or 12.3% of sales, compared to EUR 267 million, or 12.0% of sales, in Q3 2014. The increase was largely driven by cost productivity, partly offset by negative currency impacts, higher planned expenditure for growth initiatives, and increases in Quality & Regulatory spend, including at the Cleveland site.

•	Net operating capital, excluding a currency translation effect of EUR 769 million, increased by EUR 1,014 million year-on-year. This increase was largely driven by the Volcano acquisition.

•	Inventories as a percentage of sales* increased by 0.4 percentage points year-on-year, in preparation for additional sales volume in Q4 2015.

•	Compared to Q3 2014, the number of employees increased by 2,437, largely driven by the Volcano acquisition. Compared to Q2 2015, the number of employees increased by 254, mainly due to increases at Imaging Systems.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2015 are expected to total approximately EUR 70 million.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Press Release Q3 2015	9

Consumer Lifestyle

Key data

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Sales	1,114	1,246
Sales growth
% nominal	2%	12%
% comparable	5%	6%
EBITA	114	156
as a % of sales	10.2%	12.5%
EBIT	101	143
as a % of sales	9.1%	11.5%
Net operating capital (NOC)	1,408	1,693
Number of employees (FTEs)1)	17,472	16,763

1)	Number of employees includes 4,051 third-party workers in Q3 2015 (Q3 2014: 3,918).

Sales

in millions of EUR

EBITA

in millions of EUR unless otherwise stated

Business highlights

•	Male Electric Shaving and Grooming delivered double-digit growth, driven by new innovations including the Philips Shaver series 7000 and 5000, Philips Beardtrimmer series 5000, and notably strong sales in Europe, Japan and China.

•	Further expanding category leadership and driving market share, Philips Oral Healthcare delivered double-digit growth, with strong performance globally. Innovations supporting healthier teeth and gums, like the Philips Sonicare DiamondClean Amethyst and Philips Sonicare AirFloss Pro, coupled with digital marketing and professional endorsement, were key drivers of performance.

•	Philips continued to outpace the beauty device market, with strong performance in Western Europe, driven by the award-winning Philips Lumea hair removal solution, and in China and India, driven by innovation in haircare. Strategic partnerships with beauty retailers in Europe and China have expanded distribution in specialist channels.

•	At Kind + Jugend, the leading international baby and toddler trade fair in Germany, Philips reinforced its industry leadership, showcasing the Philips Avent uGrow Platform, a new digital parenting platform which supports the healthy development of babies. Globally, high-single-digit performance in the quarter was driven by infant and toddler feeding solutions, as well as baby monitors, especially in Germany, Austria & Switzerland, Latin America and China.

•	Empowering consumers to take greater control of their health, Philips personal health programs were announced at IFA Berlin, one of the world’s leading trade shows for home appliances. Built upon the Philips HealthSuite Digital Platform, these health programs mark a new era in connected care for consumers, patients and health providers. Each program comprises connected health measurement devices, an app-based personalized program with coaching, and secure, cloud-based data analysis.

Financial performance

•	Comparable sales increased by 6% year-on-year. Health & Wellness and Personal Care achieved double-digit growth, while Domestic Appliances recorded a low-single-digit decline.

•	Comparable sales in growth geographies and mature geographies showed mid-single-digit growth. North America and other mature geographies achieved high-single-digit growth, while Western Europe recorded low-single-digit growth.

•	EBITA amounted to EUR 156 million, or 12.5% of sales, compared to EUR 114 million, or 10.2% of sales, in Q3 2014. Restructuring and acquisition-related charges were nil, compared with EUR 4 million in Q3 2014.

10	Press Release Q3 2015

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 156 million, or 12.5% of sales, compared to EUR 118 million, or 10.6% of sales, in Q3 2014. The improvement was mainly driven by higher volumes, product mix and cost productivity.

•	Net operating capital, excluding a currency translation effect of EUR 60 million, increased by EUR 225 million year-on-year. The increase was largely driven by higher working capital.

•	Inventories as a percentage of sales* were 1.3 percentage points lower than in Q3 2014, driven by reductions in all businesses.

•	The number of employees decreased by 709 compared to Q3 2014, mainly due to reductions in Asia Pacific. Compared to Q2 2015, the number of employees increased by 216, largely due to seasonal workers at Domestic Appliances.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2015 are expected to be approximately EUR 30 million.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Press Release Q3 2015	11

Lighting

(Excluding the combined businesses of Lumileds and Automotive)

Key data

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Sales	1,705	1,830
Sales growth
% nominal	(3)%	7%
% comparable	(3)%	(3)%
EBITA	126	159
as a % of sales	7.4%	8.7%
EBIT	105	132
as a % of sales	6.2%	7.2%
Net operating capital (NOC)	5,078	3,962
Number of employees (FTEs)1)	38,277	35,008

1)	Number of employees includes 4,816 third-party workers in Q3 2015 (Q3 2014: 4,914)

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Philips expanded its leadership in the connected lighting business with the introduction of Philips Hue Lightstrip Plus, the Philips Hue wireless dimming kit and Philips Hue Bridge 2.0. The new bridge enables Philips Hue to interact with other Apple HomeKit devices and become voice-controlled.

•	In India, Philips will outfit 32 Accenture offices, including the installation of more than 140,000 LED-based products. The upgrade will enable significant energy savings and create a more pleasant work environment.

•	As part of a government program, Philips provided 76,500 advanced solar street-lighting units to light up more than 800 off-grid villages in Uttar Pradesh, India’s most populous state.

•	Philips continues to light up iconic buildings around the world with colorful and dynamic connected LED lighting. New illuminations this quarter include the Moscow Cathedral Mosque, Europe’s largest mosque, Le Meurice hotel in Paris, the Accra Theater in Ghana, and the Edirne Bridge in Turkey.

•	Further expanding its technology leadership in LED, Philips introduced ColorSpark, an innovative LED-based technology that increases the brightness of projectors by a factor of three compared to existing LED-based solutions. It will be brought to market by major brands in the first quarter of 2016.

Financial performance

•	Comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions posted a low-single-digit decline. Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline.

•	Comparable sales in mature geographies showed a low-single-digit decline compared to Q3 2014. Growth geographies recorded a mid-single-digit decline, mainly due to China and the Middle East & Turkey, partly offset by Asia Pacific.

•	LED lighting sales grew 24% year-on-year and now represent 44% of total Lighting sales, compared to 36% in Q3 2014. Conventional lighting sales declined 20% year-on-year, mainly due to a 15% decline in lamps sales, and now represent 56% of total Lighting sales, compared to 64% in Q3 2014.

12	Press Release Q3 2015

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	EBITA improved to EUR 159 million, or 8.7% of sales, compared to EUR 126 million, or 7.4% of sales, in Q3 2014. Restructuring and acquisition-related charges amounted to EUR 15 million, compared to EUR 30 million in Q3 2014.

•	EBITA, excluding restructuring and acquisition-related charges, improved to EUR 174 million, or 9.5% of sales, compared to EUR 156 million, or 9.1% of sales, in Q3 2014. The increase was mainly driven by improved cost productivity and gains on the sale of assets.

•	Net operating capital, excluding a currency translation effect of EUR 320 million, decreased by EUR 1,436 million year-on-year. The decrease was mainly due to the reclassification of the combined businesses of Lumileds and Automotive as assets held for sale in Q4 2014.

•	Inventories as a percentage of sales* decreased by 0.8 percentage points year-on-year.

•	Compared to Q3 2014, the number of employees decreased by 3,269, reflecting rationalization of the industrial footprint. Compared to Q2 2015, the number of employees decreased by 954, mainly due to a seasonal decrease at production sites.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2015 are expected to total approximately EUR 50 million.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Press Release Q3 2015	13

Additional information on the combined businesses of Lumileds and Automotive

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Consolidated statements of income and cash flows. As a result, Lumileds and Automotive sales and EBITA are no longer included in the Lighting and Group results of continuing operations. The applicable assets and liabilities of the combined businesses are reported under Assets and Liabilities classified as held for sale in the Condensed consolidated balance sheets as per November 2014.

In Q3 2015, the net income of discontinued operations attributable to the combined businesses of Lumileds and Automotive increased to EUR 86 million from EUR 38 million in Q3 2014, mainly due to the adjustment of depreciation and amortization charges as required by IFRS accounting rules. Net income also included a EUR 10 million tax benefit largely relating to non-taxable income.

Overhead and other indirect costs of Philips that were previously allocated to Lumileds and Automotive and were not affected by the transfer to Discontinued operations have been allocated to Lighting and IG&S (Former net costs allocated to Lighting and IG&S).

*	including a 34% interest in Lumileds’ US operations

Results of combined Lumileds and Automotive businesses

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

EBITA as previously reported in Lighting	43	10
Adjustment of amortization and depreciation following assets held for sale reclassification	—	49

Disentanglement costs	(8)	(3)

Former net costs allocated to Lighting	1	—
Former net costs allocated to IG&S	21	22

Amortization of other intangibles added back	(8)	—

EBIT of discontinued operations	49	78

Financial income and expenses	—	(2)

Income taxes	(11)	10

Net income of discontinued operations	38	86

Number of employees (FTEs)	8,489	8,812

14	Press Release Q3 2015

Innovation, Group & Services

Key data

in millions of EUR unless otherwise stated

	Q3 2014	Q3 2015

Sales	141	133
Sales growth
% nominal	(13)%	(6)%
% comparable	(15)%	15%
EBITA of:
Group Innovation	(42)	(46)
IP Royalties	73	72
Group and Regional Costs	(47)	(117)
Accelerate! investments	(30)	(32)
Pensions	(2)	—
Service Units and Other	(103)	(16)

EBITA	(151)	(139)
EBIT	(155)	(142)
Net operating capital (NOC)	(2,906)	(3,272)
Number of employees (FTEs)1)	13,683	14,020

1)	Number of employees includes 1,834 third-party workers in Q3 2015 (Q3 2014: 1,424)

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Philips’ Digital Pathology Solutions continues to gain traction in the market. In Europe and Asia Pacific, leading health institutions such as Germany’s largest telemedicine platform and Singapore General Hospital digitize their pathology workflows with Philips’ IntelliSite Pathology Solutions to enhance disease diagnoses, while in the US, Genomic Health will utilize Philips’ solutions in their operations to optimize their genomic testing process.

•	In the 2015 Dow Jones Sustainability Index, Philips became Leader in the Industrial Conglomerates category, with top scores for its Best in Class performance on Climate Strategy, Product Stewardship and Supply Chain Management.

•	Philips signed agreements on October 1, 2015 to transfer the US pension plan obligations for a large group of former employees to three insurance companies. As a result, Philips will reduce its defined-benefit obligation in the US by approximately EUR 1 billion to approximately EUR 2.7 billion. The company’s total defined-benefit obligation will be reduced to approximately EUR 8.5 billion.

Financial performance

•	Sales decreased from EUR 141 million in Q3 2014 to EUR 133 million. Higher revenue from IP Royalties and very strong growth in Philips’ emerging businesses such as Digital Pathology and Photonics were offset by lower sales in the OEM remote controls business following its divestment.

•	EBITA amounted to a net cost of EUR 139 million, compared to a net cost of EUR 151 million in Q3 2014. EBITA included EUR 59 million of charges related to the separation of the Lighting business. Restructuring charges amounted to a net release of EUR 4 million, compared to a cost of EUR 41 million in Q3 2014. EBITA in Q3 2014 also included EUR 43 million of provisions related to various legal matters.

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 84 million, compared to a net cost of EUR 67 million in Q3 2014. The net cost increase was mainly due to investments in emerging business areas and cyber security, partly offset by a release of environmental provisions.

•	Net operating capital, excluding a currency translation effect of EUR 153 million, decreased by EUR 213 million year-on-year, mainly due to a decrease in working capital.

•	Compared to Q3 2014, the number of employees increased by 337, primarily driven by growth at the Philips Innovation Campus in Bangalore. The number of employees increased by 135 compared to Q2 2015.

Press Release Q3 2015	15

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

Miscellaneous

•	Restructuring charges in Q4 2015 are expected to total approximately EUR 20 million.

•	Charges related to the separation of the Lighting business in Q4 2015 are estimated at approximately EUR 80 million.

•	As announced on October 1, 2015, Philips expects to make additional pension contributions of approximately USD 315 million (approximately EUR 280 million) in cash, of which approximately USD 125 million (approximately EUR 110 million) will be made in the fourth quarter of 2015 and approximately USD 190 million (approximately EUR 170 million) in the first quarter of 2016. As a result, Philips expects to recognize a non-cash pension settlement charge in the fourth quarter of 2015 that is currently estimated at approximately USD 45 million (approximately EUR 40 million) before tax and will be reported within EBITA.

16	Press Release Q3 2015

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, including Volcano, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2014 and the “Risk and uncertainties” section in the semi-annual financial report for the six months ended June 30, 2015.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2014.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2014. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2014, unless otherwise stated. The presentation of certain prior-year information has been reclassified to conform to the current-year presentation.

In 2014, we announced plans to establish two stand-alone companies focused on the HealthTech and Lighting opportunities. The proposed separation of the Lighting business impacts all businesses and markets as well as all supporting functions and all assets and liabilities of the Group. Philips expects to complete the separation of the Lighting business in the first half of 2016. We expect to continue reporting in the existing structure until the changes in the way we allocate resources and analyze performance in the new structure have been completed.

Press Release Q3 2015	17

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q3		January to September
	2014	2015	2014	2015

Sales	5,194	5,836	14,855	17,149
Cost of sales	(3,492)	(3,414)	(9,178)	(10,116)

Gross margin	1,702	2,422	5,677	7,033
Selling expenses	(1,245)	(1,390)	(3,625)	(4,171)
General and administrative expenses	(191)	(241)	(534)	(679)
Research and development expenses	(372)	(471)	(1,168)	(1,390)
Impairment of goodwill		(1)	(3)	(1)
Other business income	21	25	40	73
Other business expenses	(54)	(2)	(63)	(35)

Income (loss) from operations	(139)	342	324	830
Financial income	64	12	95	71
Financial expenses	(144)	(112)	(318)	(312)

Income (loss) before taxes	(219)	242	101	589
Income taxes	50	(8)	(10)	(87)

Income (loss) after taxes	(169)	234	91	502
Results relating to investments in associates	39	2	63	24

Net income (loss) from continuing operations	(130)	236	154	526
Discontinued operations-net of income tax	27	88	123	172

Net income (loss)	(103)	324	277	698
Attribution of net income for the period
Net income (loss) attributable to Koninklijke Philips N.V. shareholders	(104)	319	276	690

Net income attributable to non-controlling interests	1	5	1	8
Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	922,180	923,675	911,173	915,044
- diluted	928,293	928,028	919,191	920,949
Net income (loss) attributable to shareholders per common share in EUR:
- basic	(0.11)	0.35	0.30	0.75
- diluted	(0.11)	0.34	0.30	0.75

18	Press Release Q3 2015

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR unless otherwise stated

	September 28, 2014	December 31, 2014	September 30, 2015

Non-current assets:
Property, plant and equipment	2,773	2,095	2,245
Goodwill	7,048	7,158	8,245
Intangible assets excluding goodwill	3,387	3,368	3,682
Non-current receivables	188	177	182
Investments in associates	158	157	180
Other non-current financial assets	448	462	479
Non-current derivative financial assets	14	15	48
Deferred tax assets	2,064	2,460	2,730
Other non-current assets	78	69	67

Total non-current assets	16,158	15,961	17,858

Current assets:
Inventories	3,979	3,314	4,011
Other current financial assets	126	125	13
Other current assets	458	411	529
Current derivative financial assets	116	192	125
Income tax receivable	237	140	95
Receivables	5,021	4,723	4,782
Assets classified as held for sale	109	1,613	1,751
Cash and cash equivalents	1,716	1,873	1,025

Total current assets	11,762	12,391	12,331

Total assets	27,920	28,352	30,189

Equity
Shareholders’ equity	10,912	10,867	11,446
Non-controlling interests	89	101	108

Group equity	11,001	10,968	11,554

Non-current liabilities:
Long-term debt	3,584	3,712	3,973
Non-current derivative financial liabilities	422	551	613
Long-term provisions	2,249	2,500	2,398
Deferred tax liabilities	149	107	127
Other non-current liabilities	1,528	1,838	1,859

Total non-current liabilities	7,932	8,708	8,970

Current liabilities:
Short-term debt	725	392	1,574
Current derivative financial liabilities	240	306	261
Income tax payable	90	102	120
Accounts payable	3,069	2,499	2,551
Accrued liabilities	2,816	2,692	2,658
Short-term provisions	791	945	787
Liabilities directly associated with assets held for sale	3	349	377
Other current liabilities	1,253	1,391	1,337

Total current liabilities	8,987	8,676	9,665

Total liabilities and group equity	27,920	28,352	30,189

Press Release Q3 2015	19

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows

in millions of EUR

	Q3		January to September
	2014	2015	2014	2015
Cash flows from operating activities
Net income (loss)	(103)	324	277	698
Results of discontinued operations - net of income tax	(27)	(88)	(123)	(172)
Adjustments to reconcile net income (loss) to net cash of operating activities:
Depreciation, amortization, and impairments of fixed assets	278	312	794	926
Impairment of goodwill and other non-current financial assets	1	1	18	5
Net gain on sale of assets	(65)	(17)	(74)	(63)
Interest income	(9)	(9)	(28)	(35)
Interest expense on debt, borrowings and other liabilities	60	71	168	206
Income taxes	(50)	8	10	87
Results from investments in associates	(41)	(3)	(64)	(3)
Decrease (increase) in working capital:	40	(282)	91	(613)
Decrease (increase) in receivables and other current assets	(301)	(152)	(103)	228
Increase in inventories	(113)	(205)	(476)	(596)
Increase (decrease) in accounts payable, accrued and other liabilities	454	75	670	(245)
Decrease (increase) in non-current receivables, other assets, other liabilities	92	(57)	(426)	(55)
Increase (decrease) in provisions	476	(32)	410	(310)
Other items	(176)	200	(157)	(30)
Interest paid	(92)	(107)	(206)	(236)
Interest received	8	9	27	36
Dividends received from investments in associates	19	—	33	6
Income taxes paid	(86)	(49)	(288)	(236)

Net cash provided by operating activities	325	281	462	211

Cash flows from investing activities
Net capital expenditures	(170)	(223)	(524)	(626)
Purchase of intangible assets	(26)	(42)	(58)	(97)
Expenditures on development assets	(66)	(74)	(207)	(229)
Capital expenditures on property, plant and equipment	(95)	(135)	(284)	(344)
Proceeds from sale of property, plant and equipment	17	28	25	44
Net proceeds from (used for) derivatives and current financial assets	7	2	5	(78)
Purchase of other non-current financial assets	(2)	(14)	(74)	(16)
Proceeds from other non-current financial assets	91	20	93	38
Purchase of businesses, net of cash acquired	(145)	—	(164)	(1,104)
Net proceeds (used for) from sale of interest in businesses	(3)	(3)	(59)	61

Net cash used for investing activities	(222)	(218)	(723)	(1,725)

Cash flows from financing activities
Proceeds from issuance of short-term debt	238	14	334	1,204
Principal payments on long-term debt	(21)	(42)	(314)	(81)
Proceeds from issuance of long-term debt	19	21	45	64
Re-issuance of treasury shares	12	9	108	74
Purchase of treasury shares	(132)	(118)	(570)	(398)
Dividend paid	(44)	(45)	(292)	(298)

Net cash provided by (used for) financing activities	72	(161)	(689)	565

Net cash provided by (used for) continuing operations	175	(98)	(950)	(949)

Cash flows from discontinued operations
Net cash provided by operating activities	32	22	56	12
Net cash provided by investing activities	—	—	99	—

Net cash provided by discontinued operations	32	22	155	12

Net cash provided by (used for) continuing and discontinued operations	207	(76)	(795)	(937)
Effect of change in exchange rates on cash and cash equivalents	74	(34)	46	89
Cash and cash equivalents at the beginning of the period	1,435	1,135	2,465	1,873

Cash and cash equivalents at the end of the period	1,716	1,025	1,716	1,025

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

20	Press Release Q3 2015

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity

in millions of EUR

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholder’s equity	non-controlling interests	Group equity

January to September 2015

Balance as of December 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968

Total comprehensive income			563	(7)	523	24	26		1,129	8	1,137

Dividend distributed	3	429	(730)						(298)		(298)
Movement non-controlling interest									—	(1)	(1)
Purchase of treasury shares			(12)					(385)	(397)		(397)
Re-issuance of treasury shares		(22)	(51)					146	73		73
Share-based compensation plans		92							92		92
Income tax share-based compensation plans		(20)							(20)		(20)

Total other equity movements	3	479	(793)					(239)	(550)	(1)	(551)

Balance as of September 30, 2015	190	2,660	8,560	6	752	51	13	(786)	11,446	108	11,554

Press Release Q3 2015	21

Pension costs and cash flows

Specification of pension costs

in millions of EUR

	Q3 2014			Q3 2015
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	47	19	66	—	9	9
Interest expense	—	14	14	—	15	15
Interest income	(3)	—	(3)	—	—	—

Total	44	33	77	—	24	24
of which discontinued operations	—	1	1	—	—	—
Retiree Medical
Current service cost	—	1	1	—	—	—
Interest expense	—	3	3	—	2	2

Total	—	4	4	—	2	2
Defined-contribution plans
Cost	2	33	35	56	39	95
of which discontinued operations	1	—	1	1	1	2

Specification of pension costs

in millions of EUR

	January to September
	2014			2015
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	139	54	193	80	54	134
Past service cost (incl. curtailments)	—	—	—	—	(2)	(2)
Interest expense	—	42	42	—	42	42
Interest income	(8)	—	(8)	(1)	—	(1)

Total	131	96	227	79	94	173
of which discontinued operations	1	2	3	1	1	2
Retiree Medical
Current service cost	—	1	1	—	1	1
Interest expense	—	9	9	—	8	8

Total	—	10	10	—	9	9
Defined-contribution plans
Costs	6	101	107	88	121	209
of which discontinued operations	1	2	3	1	4	5

Pension cash flows

in millions of EUR unless stated otherwise

	Q3		January to September
	2014	2015	2014	2015
Contributions and benefits paid by the Company	194	157	845	625

22	Press Release Q3 2015

Sectors

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	Q3 2014			Q3 2015
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Healthcare	2,234	(190)	(8.5)%	2,627	209	8.0%
Consumer Lifestyle	1,114	101	9.1%	1,246	143	11.5%
Lighting	1,705	105	6.2%	1,830	132	7.2%
Innovation, Group & Services	141	(155)	—	133	(142)	—

Philips Group	5,194	(139)	(2.7)%	5,836	342	5.9%

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	January to September
	2014			2015
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Healthcare	6,337	105	1.7%	7,642	445	5.8%
Consumer Lifestyle	3,203	283	8.8%	3,684	386	10.5%
Lighting	4,894	268	5.5%	5,385	361	6.7%
Innovation, Group & Services	421	(332)	—	438	(362)	—

Philips Group	14,855	324	2.2%	17,149	830	4.8%

Press Release Q3 2015	23

Sectors and main countries

Sales, total assets and total liabilities excluding debt

in millions of EUR

	sales		total assets		total liabilities excluding debt
	January to September		September 28,	September 30,	September 28,	September 30,
	2014	2015	2014	2015	2014	2015
Healthcare	6,337	7,642	10,924	13,067	3,588	3,970
Consumer Lifestyle	3,203	3,684	3,202	3,241	1,794	1,548
Lighting	4,894	5,385	7,537	6,049	2,438	2,068
Innovation, Group & Services	421	438	6,148	6,081	4,787	5,125

Sector totals			27,811	28,438	12,607	12,711
Assets classified as held for sale			109	1,751	3	377

Philips Group	14,855	17,149	27,920	30,189	12,610	13,088

Sales and tangible and intangible assets

in millions of EUR

	sales		tangible and intangible assets1)
	January to September		September 28,	September 30,
	2014	2015	2014	2015
Netherlands	410	461	908	962
United States	4,330	5,352	7,719	9,061
China	1,683	1,964	1,122	1,177
Germany	925	947	282	160
Japan	665	716	403	412
India	484	595	131	132
France	572	560	73	48
Other countries	5,786	6,554	2,570	2,220

Philips Group	14,855	17,149	13,208	14,172

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

24	Press Release Q3 2015

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition

in %

	Q3				January to September
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2015 versus 2014
Healthcare	2.6	11.2	3.8	17.6	4.0	13.2	3.4	20.6
Consumer Lifestyle	5.5	6.3	0.0	11.8	6.0	9.0	0.0	15.0
Lighting	(2.8)	8.2	1.9	7.3	(3.0)	9.9	3.1	10.0
IG&S	14.9	2.0	(22.6)	(5.7)	11.8	2.6	(10.4)	4.0

Philips Group	1.7	9.0	1.7	12.4	2.3	10.9	2.2	15.4

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

in millions of EUR

	Q3					January to September
					Innovation,					Innovation,
	Philips		Consumer		Group &	Philips		Consumer		Group &
	Group	Healthcare	Lifestyle	Lighting	Services	Group	Healthcare	Lifestyle	Lighting	Services

2015
EBITA excluding restructuring and acquisition-related charges and other items	570	324	156	174	(84)	1,398	743	426	494	(265)

Other items	(90)	(31)			(59)	(156)	(59)			(97)
Restructuring and acquisition-related charges	(51)	(40)		(15)	4	(133)	(91)		(52)	10
EBITA (or Adjusted income from operations)	429	253	156	159	(139)	1,109	593	426	442	(352)

Amortization of intangibles1)	(86)	(44)	(13)	(26)	(3)	(278)	(148)	(40)	(80)	(10)
Impairment of goodwill	(1)			(1)		(1)			(1)

Income from operations (or EBIT)	342	209	143	132	(142)	830	445	386	361	(362)

2014
EBITA excluding restructuring and acquisition-related charges and other items	474	267	118	156	(67)	1,172	664	327	415	(234)

Other items	(458)	(415)			(43)	(458)	(415)			(43)
Restructuring and acquisition-related charges	(78)	(3)	(4)	(30)	(41)	(155)	(23)	(5)	(82)	(45)
EBITA (or Adjusted income from operations)	(62)	(151)	114	126	(151)	559	226	322	333	(322)

Amortization of intangibles1)	(77)	(39)	(13)	(21)	(4)	(232)	(120)	(39)	(63)	(10)
Impairment of goodwill						(3)	(1)		(2)

Income from operations (or EBIT)	(139)	(190)	101	105	(155)	324	105	283	268	(332)

1)	Excluding amortization of software and product development

Press Release Q3 2015	25

Reconciliation of non-GAAP performance measures (continued)

Net operating capital to total assets

in millions of EUR

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

September 30, 2015
Net operating capital (NOC)	11,427	9,044	1,693	3,962	(3,272)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,399	3,001	1,318	1,526	3,554
- intercompany accounts	—	113	40	90	(243)
- provisions	3,185	856	190	452	1,687
Include assets not comprised in NOC:
- investments in associates	180	53	—	19	108
- other current financial assets	13				13
- other non-current financial assets	479				479
- deferred tax assets	2,730				2,730
- cash and cash equivalents	1,025				1,025

Total assets excluding assets classified as held for sale	28,438	13,067	3,241	6,049	6,081
Assets classified as held for sale	1,751

Total assets	30,189

December 31, 2014
Net operating capital (NOC)	8,838	7,565	1,353	3,638	(3,718)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,379	2,711	1,411	1,422	3,835
- intercompany accounts	—	125	65	129	(319)
- provisions	3,445	793	220	530	1,902
Include assets not comprised in NOC:
- investments in associates	157	80	—	20	57
- other current financial assets	125				125
- other non-current financial assets	462				462
- deferred tax assets	2,460				2,460
- cash and cash equivalents	1,873				1,873

Total assets excluding assets classified as held for sale	26,739	11,274	3,049	5,739	6,677
Assets classified as held for sale	1,613

Total assets	28,352

September 28, 2014
Net operating capital (NOC)	10,841	7,261	1,408	5,078	(2,906)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,418	2,760	1,542	1,924	3,192
- intercompany accounts	—	122	66	92	(280)
- provisions	3,040	706	186	422	1,726
Include assets not comprised in NOC:
- investments in associates	158	75	—	21	62
- other current financial assets	126				126
- other non-current financial assets	448				448
- deferred tax assets	2,064				2,064
- cash and cash equivalents	1,716				1,716

Total assets excluding assets classified as held for sale	27,811	10,924	3,202	7,537	6,148
Assets classified as held for sale	109

Total assets	27,920

26	Press Release Q3 2015

Reconciliation of non-GAAP performance measures (continued)

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	September 28, 2014	December 31, 2014	September 30, 2015

Long-term debt	3,584	3,712	3,973
Short-term debt	725	392	1,574

Total debt	4,309	4,104	5,547
Cash and cash equivalents	1,716	1,873	1,025

Net debt (total debt less cash and cash equivalents)	2,593	2,231	4,522

Shareholders’ equity	10,912	10,867	11,446
Non-controlling interests	89	101	108

Group equity	11,001	10,968	11,554

Net debt and group equity	13,594	13,199	16,076

Net debt divided by net debt and group equity (in %)	19%	17%	28%
Group equity divided by net debt and group equity (in %)	81%	83%	72%

Composition of cash flows

in millions of EUR

	Q3		January to September
	2014	2015	2014	2015

Cash flows provided by operating activities	325	281	462	211
Cash flows used for investing activities	(222)	(218)	(723)	(1,725)

Cash flows before financing activities	103	63	(261)	(1,514)

Cash flows provided by operating activities	325	281	462	211
Net capital expenditures:	(170)	(223)	(524)	(626)
Purchase of intangible assets	(26)	(42)	(58)	(97)
Expenditures on development assets	(66)	(74)	(207)	(229)
Capital expenditures on property, plant and equipment	(95)	(135)	(284)	(344)
Proceeds from sale of property, plant and equipment	17	28	25	44

Free cash flows	155	58	(62)	(415)

Press Release Q3 2015	27

Philips statistics

in millions of EUR unless otherwise stated

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	4,692	4,969	5,194	6,536	5,339	5,974	5,836
comparable sales growth %	(1)%	(1)%	0%	(2)%	2%	3%	2%

Gross margin	1,900	2,075	1,702	2,529	2,116	2,495	2,422
as a % of sales	40.5%	41.8%	32.8%	38.7%	39.6%	41.8%	41.5%

Selling expenses	(1,166)	(1,214)	(1,245)	(1,499)	(1,341)	(1,440)	(1,390)
as a % of sales	(24.9)%	(24.4)%	(24.0)%	(22.9)%	(25.1)%	(24.1)%	(23.8)%

G&A expenses	(167)	(176)	(191)	(213)	(214)	(224)	(241)
as a % of sales	(3.6)%	(3.5)%	(3.7)%	(3.3)%	(4.0)%	(3.7)%	(4.1)%

R&D expenses	(396)	(400)	(372)	(467)	(436)	(483)	(471)
as a % of sales	(8.4)%	(8.0)%	(7.2)%	(7.1)%	(8.2)%	(8.1)%	(8.1)%

EBIT	172	291	(139)	162	139	349	342
as a % of sales	3.7%	5.9%	(2.7)%	2.5%	2.6%	5.8%	5.9%

EBITA	253	368	(62)	262	230	450	429
as a % of sales	5.4%	7.4%	(1.2)%	4.0%	4.3%	7.5%	7.4%

Net income (loss)	137	243	(103)	134	100	274	324

Net income (loss) attributable to shareholders	138	242	(104)	139	99	272	319

Net income (loss) - shareholders per common share in EUR - diluted	0.15	0.26	(0.11)	0.15	0.11	0.30	0.34

	2014				2015
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	4,692	9,661	14,855	21,391	5,339	11,313	17,149
comparable sales growth %	(1)%	(1)%	(1)%	(1)%	2%	3%	2%

Gross margin	1,900	3,975	5,677	8,206	2,116	4,611	7,033
as a % of sales	40.5%	41.1%	38.2%	38.4%	39.6%	40.8%	41.0%

Selling expenses	(1,166)	(2,380)	(3,625)	(5,124)	(1,341)	(2,781)	(4,171)
as a % of sales	(24.9)%	(24.6)%	(24.4)%	(24.0)%	(25.1)%	(24.6)%	(24.3)%

G&A expenses	(167)	(343)	(534)	(747)	(214)	(438)	(679)
as a % of sales	(3.6)%	(3.6)%	(3.6)%	(3.5)%	(4.0)%	(3.9)%	(4.0)%

R&D expenses	(396)	(796)	(1,168)	(1,635)	(436)	(919)	(1,390)
as a % sales	(8.4)%	(8.2)%	(7.9)%	(7.6)%	(8.2)%	(8.1)%	(8.1)%

EBIT	172	463	324	486	139	488	830
as a % of sales	3.7%	4.8%	2.2%	2.3%	2.6%	4.3%	4.8%

EBITA	253	621	559	821	230	680	1,109
as a % of sales	5.4%	6.4%	3.8%	3.8%	4.3%	6.0%	6.5%

Net income	137	380	277	411	100	374	698

Net income attributable to shareholders	138	380	276	415	99	371	690

Net income - shareholders per common share in EUR - diluted	0.15	0.41	0.30	0.45	0.11	0.40	0.75

Net income from continuing operations as a % of shareholders’ equity	4.0%	5.7%	2.0%	2.0%	2.4%	5.3%	6.5%

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,485	923,933	919,973	914,389	910,616	925,277	921,181

Shareholders’ equity per common share in EUR	12.06	11.63	11.86	11.88	12.50	12.32	12.43

Inventories as a % of sales 1,2)	14.8%	15.9%	17.1%	15.3%	17.3%	17.0%	16.8%

Net debt : group equity ratio	15:85	18:82	19:81	17:83	26:74	28:72	28:72

Net operating capital	10,381	10,500	10,841	8,838	10,977	11,397	11,427

Total employees	114,268	112,834	115,261	113,678	115,970	114,606	114,380
of which discontinued operations	9,957	8,256	8,489	8,313	8,334	8,689	8,812

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

28	Press Release Q3 2015

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